July 8, 2011
Ms. Jeanne Bennett, Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

RE:	Brightpoint, Inc.
Form 10-K for year ended December 31, 2010
Filed February 25, 2011
File No. 001-12845
Dear Ms. Bennett,
The purpose of this letter is to respond to the staff’s comments set forth in your letter dated June 24, 2011. For your convenience, we have preceded our response with a copy (in bold type) of the staff’s comments.
Form 10-K for the year ended December 31, 2010
Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 25
Liquidity and Capital Resources, page 45
1.	We noted from your response to prior comment 1 that the company believes that a discussion of the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries would not be material. We note that the company held total cash and cash equivalents of $41.7 million as of December 31, 2010. From the company’s response, we note that $32.8 million is in foreign accounts. Please explain why you do not believe this is material since this amount is not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.

In future filings, we will state the amount of cash and cash equivalents held by foreign subsidiaries and, as appropriate, state that we consider any cash and cash equivalents held by foreign subsidiaries to be permanently reinvested to meet non-US liquidity needs.

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Financial Statements, page 54
Note 11. Shareholders’ Equity, page 77
2.	Further to your response to prior comment 5, please tell us the nature of the indemnification claim that was settled by a payment to NC Holding for the repurchase of your shares. Please tell us the value of this indemnification claim and your valuation method or explain why no valuation was performed.

During the third quarter of 2008, we notified NC Holding of indemnification claims for adjustments, in an aggregate amount in excess of $18 million, to the carrying value of assets acquired and liabilities assumed in the 2007 acquisition of Dangaard Telecom. The adjustments primarily related to the write-down of excess and obsolete inventory to fair value, the adjustment of certain warranty reserves to fair value and impairment charges for terminating the implementation of an enterprise resource planning system.

In 2009, a settlement agreement was reached between NC Holding and Brightpoint to resolve this dispute. NC Holding agreed to transfer 3 million shares of Brightpoint common stock to Brightpoint in exchange for $15.5 million in cash and Brightpoint agreeing to forego the indemnification claim.

We recognized the difference in the estimated fair value of the common stock received ($23.2 million) and the cash consideration paid ($15.5 million) as a settlement gain. To calculate the fair value of the shares received from NC Holding, we considered the observable market price of our common stock during the period of negotiations with NC Holding (September 8, 2009 through September 18, 2009). We considered such period as fairly representative of the market price of our common shares. We also assumed a discount rate of approximately 10% for this number of shares to be sold into the open market by using a discount similar to that used by an investment bank in connection with the offering of 15 million shares of Brightpoint stock sold by NC Holding in July 2009. Using this approach, we estimated the fair value for the shares acquired to be $7.73 per share.

3.	Please also tell us the discount you applied in determining the amount of the gain.

We applied a discount rate of approximately 10% when determining the amount of the gain. This discount rate was consistent with that used by an investment bank in connection with the offering of 15 million shares of Brightpoint stock sold by NC Holding in July 2009.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any further questions or comments, please contact me at 317-707-2638.
Sincerely,
Brightpoint, Inc.

/s/ Vincent Donargo
By Vincent Donargo
Executive Vice President, Chief Financial Officer and Treasurer

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